STATEMENT OF INVESTMENTS

Dreyfus Strategic Municipal Bond Fund, Inc.

February 28, 2007 (Unaudited)

Long-Term Municipal Investments--143.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--1.0%				
Jefferson County,				
Limited Obligation School				
Warrants	5.50	1/1/22	4,000,000	4,384,640
Alaska--3.8%				
Alaska Housing Finance Corp.				
(Veterans Mortgage Program)	6.25	6/1/35	4,180,000	4,386,785
Alaska Housing Finance Corp.,				
General Mortgage Revenue				
(Insured; MBIA)	6.05	6/1/39	11,915,000	12,264,348
Arizona--1.2%				
Apache County Industrial				
Development Authority, PCR				
(Tucson Electric Power Co.				
Project)	5.85	3/1/28	2,220,000	2,221,665
Arizona Health Facilities				
Authority, Health Care				
Facilities Revenue (The				
Beatitudes Campus Project)	5.10	10/1/22	3,000,000	3,067,710
Arkansas--.6%				
Arkansas Development Finance				
Authority, SFMR (Mortgage				
Backed Securities Program)				
(Collateralized: FNMA and GNMA)	6.25	1/1/32	2,610,000	2,661,939
California--6.0%				
California,				
GO (Various Purpose)	5.50	4/1/14	4,605,000 a	5,154,284
California,				
GO (Various Purpose)	5.25	11/1/27	4,240,000	4,566,862
California Department of Veteran				
Affairs, Home Purchase Revenue	5.20	12/1/28	2,950,000	2,952,478
California Health Facilities				
Financing Authority, Revenue				
(Cedars-Sinai Medical Center)	6.25	12/1/09	3,750,000 a	4,045,012
California Statewide Communities				
Development Authority, Sewage				
and Solid Waste Disposal				
Facilities Revenue				
(Anheuser-Busch Project)	4.80	9/1/46	3,500,000	3,538,325
Chula Vista,				
IDR (San Diego Gas and				
Electric Co.)	5.00	12/1/27	3,000,000	3,189,810
Silicon Valley Tobacco				
Securitization Authority,				
Tobacco Settlement				

Asset-Backed Bonds (Santa Clara County Tobacco Securitization Corporation)	0.00	6/1/36	15,290,000	3,039,805
Colorado--3.9%				
Colorado Health Facilities Authority, Revenue (American Housing Foundation I, Inc. Project)	8.50	12/1/31	1,970,000	2,112,943
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	1,910,000	2,014,019
Denver City and County, Special Facilities Airport Revenue (United Airlines Project)	6.88	10/1/32	2,885,000	2,974,435
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/41	7,000,000	7,562,590
Salida Hospital District, HR	5.25	10/1/36	2,500,000	2,565,250
Connecticut--4.2%				
Connecticut Development Authority, PCR (Connecticut Light and Power Co. Project)	5.95	9/1/28	9,000,000	9,427,500
Connecticut Resources Recovery Authority (American REF-FUEL Co. of Southeastern Connecticut Project)	6.45	11/15/22	4,985,000	5,068,698
Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment Public Improvement Revenue	5.38	1/1/11	3,000,000	3,066,510
Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment Public Improvement Revenue	6.25	1/1/31	1,000,000	1,067,280
District of Columbia--3.1%				
District of Columbia Tobacco Settlement Financing Corp., Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	104,040,000	9,736,063
Metropolitan Washington Airports Authority, Special Facilities Revenue (Caterair International Corp.)	10.13	9/1/11	4,000,000	4,006,840
Florida--5.0%				
Escambia County, EIR (International Paper Company Project)	5.00	8/1/26	2,300,000	2,334,086
Escambia County, EIR (International Paper Company Project)	5.00	8/1/26	1,825,000	1,852,046
Florida Housing Finance Corp.,				

Housing Revenue (Seminole Ridge Apartments) (Collateralized; GNMA)	6.00	4/1/41	6,415,000	6,706,433
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	4,000,000	4,277,560
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	70,000 [a]	74,551
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	3,430,000	3,632,027
Orange County Health Facilities Authority, Revenue (Adventist Health System)	6.25	11/15/12	3,000,000 [a]	3,371,670
Georgia--2.5%				
Atlanta, Airport Revenue (Insured; FSA)	5.25	1/1/25	3,000,000	3,206,850
Augusta, Airport Revenue	5.45	1/1/31	2,500,000	2,674,050
Georgia Housing and Finance Authority, SFMR	5.60	12/1/32	2,335,000	2,406,334
Savannah Economic Development Authority, EIR (International Paper Co. Project)	6.20	8/1/27	2,670,000	2,906,909
Idaho--.1%				
Idaho Housing and Finance Association, SFMR (Collateralized; FNMA)	6.35	1/1/30	390,000	405,690
Illinois--8.1%				
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.25	10/1/32	1,985,000	1,999,471
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; XLCA)	6.00	1/1/29	5,000,000	5,631,300
Chicago O'Hare International Airport, Special Facilities Revenue (American Airlines Inc. Project)	8.20	12/1/24	5,700,000	5,871,000
Illinois Educational Facilities Authority, Revenue (Northwestern University)	5.00	12/1/38	5,000,000	5,252,450
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	5,000,000 [a]	5,419,500
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	10,900,000 [a]	11,722,514
Indiana--1.5%				
Franklin Township School Building				

Corp., First Mortgage	6.13	7/15/10	6,000,000 [a]	6,577,200
Louisiana--1.8%				
West Feliciana Parish, PCR (Entergy Gulf States Project)	7.00	11/1/15	3,000,000	3,033,930
West Feliciana Parish, PCR (Entergy Gulf States Project)	6.60	9/1/28	4,700,000	4,744,133
Maryland--1.3%				
Maryland Economic Development Corp., Senior Student Housing Revenue (University of Maryland, Baltimore Project)	5.75	10/1/33	2,550,000	2,569,992
Maryland Industrial Development Financing Authority, EDR (Medical Waste Associates Limited Partnership Facility)	8.75	11/15/10	3,710,000	3,081,860
Massachusetts--3.3%				
Massachusetts Health and Educational Facilities Authority, Revenue (Civic Investments Issue)	9.00	12/15/15	2,000,000	2,444,000
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare System)	5.75	7/1/32	3,000,000	3,241,770
Massachusetts Housing Finance Agency, SFHR	5.00	12/1/31	6,000,000	6,212,580
Massachusetts Turnpike Authority, Metropolitan Highway System Revenue (Insured; MBIA)	5.00	1/1/37	2,805,000	2,854,172
Michigan--2.9%				
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	4,000,000	4,433,720
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	8,420,000	8,420,589
Minnesota--1.0%				
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/25	1,000,000	1,121,230
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	3,000,000	3,335,820
Mississippi--.7%				
Mississippi Business Finance Corp., PCR (System Energy Resources, Inc. Project)	5.90	5/1/22	3,160,000	3,193,812
Nebraska--.2%				

Nebraska Investment Finance Authority, SFMR	8.00	3/1/26	1,000,000 [b,c]	1,017,540
Nevada--2.6%				
Clark County, IDR (Nevada Power Co. Project)	5.60	10/1/30	3,000,000	3,019,650
Washoe County (Reno-Sparks Convention Center) (Insured; FSA)	6.40	1/1/10	8,000,000 [a]	8,593,840
New Hampshire--3.3%				
New Hampshire Business Finance Authority, PCR (Public Service Co. of New Hampshire Project) (Insured; MBIA)	6.00	5/1/21	2,690,000	2,806,289
New Hampshire Business Finance Authority, PCR (Public Service Co. of New Hampshire Project) (Insured; MBIA)	6.00	5/1/21	6,000,000	6,259,380
New Hampshire Industrial Development Authority, PCR (Connecticut Light and Power Company Project)	5.90	11/1/16	5,400,000	5,547,906
New Jersey--6.0%				
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/19	4,620,000	4,792,973
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	10,095,000 [a]	11,943,193
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.75	6/1/34	5,000,000	4,746,950
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	5,000,000	4,899,200
New York--7.3%				
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue	5.00	2/15/47	5,000,000	5,316,150
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	3,000,000	3,708,990
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.75	8/1/31	10,000,000	12,176,600

New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue)	5.25	10/1/35	5,000,000	5,882,850
New York State Dormitory Authority, Revenue (Marymount Manhattan College) (Insured; Radian)	6.25	7/1/29	4,000,000	4,237,320
New York State Dormitory Authority, Revenue (Suffolk County Judicial Facility)	9.50	4/15/14	605,000	816,060

North Carolina--.6%

North Carolina Eastern Municipal Power Agency, Power System Revenue	6.70	1/1/19	2,500,000	2,697,225

Ohio--5.1%

Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	3,500,000	3,851,680
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth Systems Project)	6.15	2/15/09	10,000,000 [a]	10,561,600
Ohio Air Quality Development Authority, PCR (Cleveland Electric Illuminating Co. Project) (Insured; ACA)	6.10	8/1/20	2,400,000	2,465,784
Ohio Housing Finance Agency, Residential Mortgage Revenue (Mortgage-Backed Securities Program) (Collateralized; GNMA)	6.15	3/1/29	1,720,000	1,766,560
Ohio Water Development Authority, Pollution Control Facilities Revenue (Cleveland Electric Illuminating Co. Project) (Insured; ACA)	6.10	8/1/20	4,000,000	4,109,640

Oklahoma--3.3%

Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/29	9,000,000	9,426,060
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/09	2,105,000 [a]	2,227,237
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/29	2,895,000	3,041,053

Oregon--.5%

Western Generation Agency, Cogeneration Project Revenue				

(Wauna Cogeneration Project)	5.00	1/1/16	2,110,000	2,182,246
Pennsylvania--3.3%				
Allegheny County Port Authority, Special Transportation Revenue (Insured; MBIA)	6.13	3/1/09	4,750,000 a	5,022,222
Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority)	7.78	6/1/31	7,000,000 c,d	7,359,205
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	2,000,000	2,211,360
Pennsylvania Housing Finance Agency, Multi-Family Development Revenue	8.25	12/15/19	241,000	241,641
Rhode Island--.7%				
Rhode Island Health and Educational Building Corp., Higher Educational Facilities Revenue (University of Rhode Island) (Insured; MBIA)	5.88	9/15/09	3,000,000 a	3,190,140
South Carolina--10.1%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	7.08	12/1/28	19,000,000 c,d	20,885,845
Greenville Hospital System, Hospital Facilities Revenue (Insured; AMBAC)	5.50	5/1/26	7,000,000	7,481,250
Medical University of South Carolina, Hospital Facilities Revenue	6.00	7/1/09	5,000,000 a	5,306,500
Richland County, EIR (International Paper Co.)	6.10	4/1/23	6,500,000	7,091,110
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	3,280,000	3,512,486
Tennessee--7.3%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/25	2,000,000	2,337,060
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/33	4,875,000	5,681,276
Memphis Center City Revenue Finance Corp., Sports Facility				

Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	6,000,000	6,030,780
Tennessee Energy Acquisition Corporation, Gas Project Revenue	5.25	9/1/23	5,000,000	5,681,550
Tennessee Energy Acquisition Corporation, Gas Project Revenue	5.25	9/1/26	9,700,000	11,152,575
Tennessee Housing Development Agency (Homeownership Program)	6.00	1/1/28	1,575,000	1,588,309
Texas--21.1%				
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	7.50	12/1/29	5,000,000	5,095,000
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/34	3,000,000	3,232,230
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corp., Revenue (Bombardier Inc.)	6.15	1/1/16	3,000,000	3,031,080
Gregg County Health Facilities Development Corp., HR (Good Shephard Medical Center Project) (Insured; Radian)	6.38	10/1/10	2,500,000 [a]	2,746,125
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	5,000,000	5,412,650
Harris County Health Facilities Development Corp., HR (Memorial Hermann Healthcare System)	6.38	6/1/11	7,000,000 [a]	7,780,640
Harris County-Houston Sports Authority, Third Lien Revenue (Insured; MBIA)	0.00	11/15/31	9,685,000	2,944,046
Katy Independent School District (Permanent School Fund Guaranteed)	6.13	2/15/09	10,000,000 [a]	10,473,500
Lubbock Housing Financing Corp., SFMR (Collateralized: FNMA and GNMA)	6.70	10/1/30	1,625,000	1,647,311
Sabine River Authority, PCR (TXU Electric Co. Project)	6.45	6/1/21	4,900,000	5,158,475
Texas (Veterans Housing Assistance Program) (Collateralized; FHA)	6.10	6/1/31	8,510,000	8,962,136
Texas (Veterans' Land)	6.00	12/1/30	3,935,000	4,202,580
Texas Department of Housing and				

Community Affairs, Home Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	9.82	7/2/24	1,300,000 b	1,371,981
Texas Department of Housing and Community Affairs, Residential Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	5.35	7/1/33	5,265,000	5,458,647
Texas Transportation Commission, GO (Mobility Fund) (Insured; FGIC)	4.50	4/1/35	7,500,000	7,563,375
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.25	8/15/42	6,775,000	7,210,768
Tomball Hospital Authority, Revenue (Tomball Regional Hospital)	6.00	7/1/25	4,650,000	4,847,579
Tyler Health Facilities Development Corp., HR (East Texas Medical Center Regional Healthcare System Project)	6.75	11/1/25	5,850,000	5,904,347

Virginia--5.3%

Henrico County Industrial Development Authority, Revenue (Bon Secours Health System) (Insured; FSA)	8.08	8/23/27	7,500,000 b	10,410,300
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds	5.63	6/1/37	3,810,000	4,072,814
Virginia Housing Development Authority, Rental Housing Revenue	6.20	8/1/24	8,520,000	8,982,636

Washington--2.4%

Washington Higher Educational Facilities Authority, Revenue (Whitman College)	5.88	10/1/09	10,000,000 a	10,551,400

Wisconsin--7.9%

Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	8.81	6/1/27	9,560,000 c,d	10,238,330
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	14,570,000	16,441,954
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	5,500,000	6,153,675
Wisconsin Health and Educational Facilities Authority, Revenue				

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
(Marshfield Clinic)	5.38	2/15/34	2,000,000	2,131,680
Wyoming--3.6%				
Sweetwater County,				
SWDR (FMC Corp. Project)	5.60	12/1/35	5,000,000	5,349,300
Wyoming Student Loan Corp.,				
Student Loan Revenue	6.20	6/1/24	5,000,000	5,308,900
Wyoming Student Loan Corp.,				
Student Loan Revenue	6.25	6/1/29	5,000,000	5,299,250
U.S. Related--.8%				
Children's Trust Fund of Puerto				
Rico, Tobacco Settlement				
Asset-Backed Bonds	0.00	5/15/55	20,000,000	733,800
Puerto Rico Infrastructure				
Financing Authority, Special				
Tax Revenue (Insured; AMBAC)	0.00	7/1/35	10,000,000	2,962,400
Total Long-Term Municipal Investments				
(cost $602,095,609)				**634,631,234**

Short-Term Municipal Investment--.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alaska;				
Valdez,				
Marine Terminal Revenue (Exxon				
Pipeline Co. Project)				
(cost $200,000)	3.55	3/1/07	200,000 e	**200,000**
Total Investments (cost $602,295,609)			143.4%	634,831,234
Liabilities, Less Cash and Receivables			(1.4%)	(5,997,421)
Preferred Stock, at redemption value			(42.0%)	(186,000,000)
Net Assets Applicable to Common Shareholders			100.0%	442,833,813

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Inverse floater security--the interest rate is subject to change periodically.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $39,500,920 or 8.9% of net assets applicable to Common Shareholders.

d Collateral for floating rate borrowings.

e Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation

COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance